Exhibit 99.1

PARCELPAL LOGISTICS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
For the Three and Nine Months Ended September 30, 2022 and 2021

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim financial statements by an entity's auditor.

ParcelPal Logistics Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - expressed in Canadian Dollars)

	Notes	September 30, 2022 $	December 31, 2021 $

ASSETS
Current assets
Cash		46,067	551,961
Accounts receivable	5	253,050	202,050
Prepaid expenses		38,106	149,834
		337,223	903,845

Customer contract	3,4,7	4,006,860	3,933,128
Vehicles and Right-of-use assets	6	883,846	652,353

Total assets		5,227,929	5,489,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	9	1,631,949	833,262
Purchase obligation	3,4	1,636,161	660,972
Convertible Note	14	1,511,216	2,429,227
Derivative liability	14	-	206,726
Sales tax payable		669,853	521,616
Short-term loan payable	8	501,676	66,588
Lease obligations - current	13	134,331	158,409
		6,085,186	4,876,800

Lease obligations	13	302,925	404,921

Total liabilities		6,388,111	5,281,721

SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	9	18,928,057	17,622,777
Contributed surplus		3,664,546	3,620,300
Accumulated other comprehensive income		268,937	(4,202)
Deficit		(24,021,722)	(21,031,270)
Total shareholders’ (deficit) equity		(1,160,182)	207,605

Total liabilities and shareholders’ equity		5,227,929	5,489,326

Nature of operations and going concern (Note 1)
Commitments (Note 11)

ParcelPal Logistics Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)

		Three months ended September 30		Nine months ended September 30
	Notes	2022 $	2021 $	2022 $	2021 $

SALES		2,620,506	1,736,770	7,799,842	4,247,242

COST OF SALES	15	(2,307,031)	(1,528,059)	(6,486,863)	(3,866,936)

GROSS PROFIT		313,475	208,711	1,312,979	380,306

EXPENSES
Amortization	7	242,992	-	874,111	-
Consulting fees		40,624	35,356	248,087	91,067
Foreign exchange		134,085	42,336	194,568	29,853
Marketing and promotion		49,705	317	174,141	101,534
Management and director fees	10	129,596	1,492,536	578,291	1,745,195
Office and miscellaneous		334,485	208,418	1,106,856	563,480
Professional fees		195,130	165,642	344,923	331,813
Regulatory and filing fees		53,355	32,038	98,988	74,741
Salaries	10	194,989	177,576	846,275	468,370
Share-based compensation	9	-	-	44,246	263,672
Travel and accommodation		33,634	41,813	129,677	84,992
		(1,408,595)	(2,196,032)	(4,640,163)	(3,754,717)

Loss before other items		(1,095,120)	(1,987,321)	(3,327,184)	(3,374,411)

Other expenses:
Debt Settlement	14	-	-	273,247
Derivative liability	14	-	(39,986)	206,726	(94,779)
Interest expense	13,14	(97,469)	(155,110)	(410,142)	(550,862)
Gain (loss) on disposal of asset	6	-	-	266,901	(9,403)
		(97,469)	(195,096)	336,732	(655,044)

Net loss for the period		(1,192,589)	(2,182,417)	(2,990,452)	(4,029,455)

Foreign currency translation adjustment		386,535	-	273,139	-

Comprehensive loss for the period		(806,054)	(2,182,417)	(2,717,313)	(4,029,455)

Basic and diluted loss per share		(0.01)	(0.02)	(0.02)	(0.03)

Weighted average number of shares outstanding – basic and diluted		195,874,591	121,824,560	179,875,903	115,947,094

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Deficit $	AOCI $	Total $

Balance, December 31, 2020	102,953,973	11,408,737	3,363,593	(16,928,662)	-	(2,156,332)

Shares issued pursuant to:
Convertible note	17,565,497	2,457,047	-	-	-	2,457,047
In lieu of consulting fees	13,833,333	1,521,667	-	-	-	1,521,667
Acquisition of Web-to-door	13,777,778	1,611,020	-	-	-	1,611,020
Warrant exercises	657,000	98,550	-	-	-	98,550
Option exercises	100,000	15,965	(6,965)	-	-	9,000
Share-based compensation	-	-	263,672	-	-	263,672
Net loss for the period	-	-	-	(4,029,455)	-	(4,029,455)
Balance, September 30, 2021	148,887,581	17,112,986	3,620,300	(20,958,117)	-	(224,831)

Shares issued pursuant to:
Convertible note	7,451,152	509,791	-	-	-	509,791
Net and comprehensive loss for the period	-	-	-	(73,153)	(4,202)	(77,355)

Balance, December 31, 2021	156,338,733	17,622,777	3,620,300	(21,031,270)	(4,202)	207,605

Shares issued pursuant to:
Convertible note	25,312,500	1,000,813	-	-	-	1,000,813
In lieu of consulting fees	1,250,000	35,000	-	-	-	35,000
Acquisition of customer contract	13,473,358	269,467	-	-	-	269,467
Share-based compensation	-	-	44,246	-	-	44,246
Net and comprehensive loss for the period	-	-	-	(2,990,452)	273,139	(2,717,313)
Balance, September 30, 2022	196,374,591	18,928,057	3,664,546	(24,021,722)	268,937	(1,160,182)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)

	2022 $	2021 $
Operating activities
Loss for the period	(2,990,452)	(4,029,455)
Add non-cash items:
Amortization	1,017,376	242,770
Share-based compensation	44,246	263,672
Accrued interest	322,935	526,348
Shares issued in lieu of consulting fees	35,000	1,521,667
Loss on debt settlement	(273,247)	-
Unrealized foreign exchange gain	145,035	21,915
Impairment of asset	-	9,404
Fair value of derivative	(206,726)	94,779
Gain on disposal of asset	(266,901)
Changes in non-cash working capital items
Sales tax payable	148,237	139,736
Prepaid expenses	111,728	(214,921)
Accounts receivable	(51,000)	9,643
Accounts payable and accrued liabilities	798,622	(162,607)
Net cash flows used in operating activities	(1,165,147)	(1,577,049)

Investing activity
Cash acquired on business combination	-	149,386
Sale of vehicles	410,500	-
Acquisition of Trucking	-	(882,569)
Purchase of vehicles	(37,150)	(43,038)
Net cash flows provided (used) by investing activity	373,350	(776,220)

Financing activities
Loan repayments	(75,389)	(28,051)
Loan proceeds	548,280	-
Convertible note	-	2,346,829
Exercise of options	-	9,000
Exercise of warrants	-	98,550
Lease payments	(159,734)	(195,352)
Net cash flows provided (used) by financing activities	313,157	2,230,976

Foreign exchange on cash	(27,254)	32,885
Change in cash during the period	(505,894)	(89,410)
Cash – beginning of the period	551,961	255,668
Cash – end of the period	46,067	166,258
Supplemental cash flow information: Income taxes paid	-	-
Interest paid	23,231	25,598

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
1.	NATURE OF OPERATIONS AND GOING CONCERN

ParcelPal Logistics Inc. (formerly ParcelPal Technology Inc.) (“the Company” or “ParcelPal”) is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform.  The Company operates in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.  The Company was incorporated in Alberta on March 10, 1997.  On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia.  The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PT0A”.

On September 15, 2021, the Company purchased 95% of the outstanding shares of Web to Door Trucking Corp. (“Trucking”), a United States delivery service company incorporated in Nevada.  The acquisition of Trucking is being accounted for as a business combination under IFRS 3 as operations of Trucking meet the definition of a business (the “Trucking Acquisition”) (Note 3).

These condensed interim consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern.  The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Realization values may be substantially different from the carrying values as shown, and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business.  These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to meet its long-term business strategy depends on its ability to obtain additional equity financing and to generate operational cash flow from delivery services revenue.

On March 11, 2020, the World Health Organization characterized the outbreak of a strain of the novel coronavirus (“COVID-19”) as a pandemic which has resulted in a series of public health and emergency measures that have been put in place to combat the spread of the virus. The duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the impact that the length and severity of these developments will have on the financial results and condition of the Company in future periods, including the possible impact on future financing opportunities.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by IASB.

The Company uses the same accounting policies and methods of computation as in financial statements for the year ended December 31, 2021, with the exception of the following:

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
Basis of Consolidation
The condensed interim financial statements include the financial statements of the Company, its 95% owned subsidiary Web-to-door Trucking (2021 – 95%) and its wholly-owned subsidiary ParcelPal Logistics USA, Inc. (“ParcelPal USA”).

Use of estimates and judgements
The Company’s significant estimates and judgments are as per the audited financial statements ended December 31, 2021.

These condensed consolidated interim financial statements were approved by the board of directors for use on November 29, 2022.

3.	TRUCKING ACQUISITION

On September 15, 2021, the Company acquired 95% of the issued and outstanding shares of Trucking for a purchase price of USD $3,100,000, consisting of 60% cash and 40% payable in restricted shares of ParcelPal’s common stock. The cash portion of the purchase price will be paid in three tranches, beginning on the closing date of the transaction. The 5% minority shareholding is not eligible for any share of the Company’s profits or net loss, there is no allocation of value to non-controlling interest.

Concurrently with the acquisition, the Company completed a non-brokered private placement (the “Offering”), pursuant to which it issued an unsecured multi-tranche convertible note with a face value of up to US$2,300,000 (the “Consideration”) to an arm’s length investor (the “Note”). Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”) (Note 11).

Each tranche to be funded as follows:
•	USD $700,000 on closing (paid)
•	USD $640,000 will be advanced 45 days from the closing date (paid)
•	USD $520,000 will be advanced 90 days from the closing date
•	USD $325,000 will be advanced upon mutual agreement by the Company and noteholder at 120 days from the closing date, together with the prorated 5% OID

The transaction was accounted for as a business combination, as the operations of Trucking meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs were expensed.

The fair value of the consideration transferred has been determined on a preliminary basis. The consideration has been allocated to the assets acquired and liabilities assumed on a preliminary basis based on their estimated fair values at the date of acquisition. The Company has allocated goodwill to customer contracts on a preliminary basis but will require additional information to allocate the fair values to the net assets acquired. The determination of the fair value of the net assets acquired will be revised by the Company as additional information is received.

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
The allocation of the purchase price as follows:

Purchase price consideration	US $
Consideration – cash	1,860,000
Consideration – shares	1,240,000
Fair value of consideration	3,100,000

Cash	117,321
Prepaid expenses	20,440
Loans payable	(52,042)
Accounts payable and accrued liabilities	(59,657)
Customer contract	3,073,938
Total net assets acquired and liabilities assumed	3,100,000

Upon completing the acquisition of Trucking on September 15, 2021, the operating results for Trucking have been recognized in the consolidated statements of loss and comprehensive loss.

4.	ASSET ACQUISITION

On June 1, 2022, the Company entered into an asset purchase agreement (the “Asset Acquisition”) with Delta Express Delivery, Inc. (“Delta”) whereby the Company, through ParcelPal USA, acquired a customer contract between Delta and FedEx Ground Package System, Inc. (“FedEx”) (the “FedEx Contract”) making ParcelPal USA an independent service provider for FedEx. In addition to the FedEx Contract, the Company also acquired 12 delivery vehicles from Delta. The acquisition of the FedEx Contract and the vehicles was treated as an asset acquisition. The Company issued 13,473,358 common shares, fair valued at $269,467 (US $209,107) and will make two payments of US $336,834 by November 1, 2022.  The allocation of the purchase price is as follows:

Purchase price consideration	$
Consideration – cash		868,129
Consideration – shares		269,467
Fair value of consideration		1,137,596

Vehicles		452,343
Customer contract		685,253
Total net assets acquired		1,137,596

On completion of the Asset Acquisition the Company, through ParcelPal USA, began generating revenue from the FedEx Contract and as at September 30, 2022 the Company had generated $621,281 in revenue from the FedEx Contract.

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
5.	ACCOUNTS RECEIVABLE

	September 30, 2022 $	December 31, 2021 $

Accounts receivable	253,050	202,050

As at September 30, 2022, 57% (December 31, 2021 – 60%) of the Company’s accounts receivable are current, and the Company recorded $nil (September 30, 2021 - $nil) of bad debt expense related to certain customer accounts.

One customer accounted for 32% of accounts receivable at September 30, 2022 (2021 – 55% of accounts receivable) and 89% (2021 – 97%) of total revenues during the period ended September 30, 2022.

6.	VEHICLES AND RIGHT-OF-USE ASSETS

Right-of-use assets consists of leased vehicles and a leased warehouse carried at cost less accumulated depreciation. The Company’s vehicles as at September 30, 2022 and December 31, 2021 are as follows:

	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2020	166,501	370,793	537,294
Additions	58,352	619,678	678,030
Disposal	(26,108)	(150,772)	(176,880)
Balance, December 31, 2021	198,745	839,699	1,038,444
Additions	489,473	-	489,473
Disposal	(235,895)	(192,164)	(428,059)
Foreign exchange	28,819	-	28,819
Balance, September 30, 2022	481,142	647,535	1,128,677

Accumulated amortization
Balance, December 31, 2020	16,559	177,036	193,595
Amortization	79,922	266,610	346,532
Disposal	(3,264)	(150,772)	(154,036)
Balance, December 31, 2021	93,217	292,874	386,091
Amortization	12,508	130,757	143,265
Disposal	(93,217)	(192,165)	(285,382)
Foreign exchange	857	-	857
Balance, September 30, 2022	13,365	231,466	244,831

Balance, December 31, 2021	105,528	546,825	652,353
Balance, September 30, 2022	467,777	416,069	883,846

During the three and nine months ended September 30, 2022, the Company included $47,335 (2021 - $89,100) and $143,265 (2021 - $242,770), respectively, of amortization in cost of sales.

During the nine months ended September 30, 2022, the Company purchased 14 previously leased vehicles for $37,150. The Company also sold 33 vehicles for gross proceeds of $410,000. The vehicles had a net book value of $128,313 and the Company recorded a gain on sale of $266,901. The Company also wrote off 4 vehicles which were valued at $14,786.

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
7.	CUSTOMER CONTRACTS

Upon completion of the acquisition of Trucking and the Asset Acquisition, the Company acquired customer contracts. The customer contracts are amortized using the straight-line method over the useful life of 5 years.

The change in customer contract during the period ended September 30, 2022 is as follows:

	$

Balance, December 31, 2021		3,933,128
Additions		685,253
Amortization		(874,111)
Foreign exchange		262,590
Balance, September 30, 2022		4,006,860

8.	LOAN PAYABLE

On July 25, 2022, the Company received a short-term loan for US$400,000 due on May 25, 2022. Per the terms of the loan the Company is required to make 40 payments of US$14,200 to settle the debt. As part of the loan agreement the Company paid a US$8,000 processing fee and US$24,000 finders’ fee, as the loan is short term in nature the fair value of the loan was determined to match the book value of the loan. The processing fee and finders’ fee were recorded as interest expense. During the period ended September 30, 2022 the Company made principal repayments of US$55,000 (CAD - $75,389) and interest payments of US$23,100 (CAD - $29,633). As at September 30, 2022 the balance owing was US$345,000 (CAD - $472,892).

9.	SHARE CAPITAL

Common Shares

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued:

During the nine months ended September 30, 2022:
a)	On January 1, 2022, the Company issued 2,500,000 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $125,000.
b)	On January 20, 2022, the Company issued 5,000,000 common shares pursuant to the settlement of US$200,000 convertible debt, the shares were fair valued at $250,000.
c)	On February 15, 2022, the Company issued 7,625,000 common shares pursuant to the settlement of US$305,000 convertible debt, the shares were fair valued at $343,125.
d)	On May 4, 2022, the Company issued 337,500 common shares pursuant to the settlement of US$13,500 convertible debt, the shares were fair valued at $11,813.

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
e)	On May 9, 2022, the Company issued 9,850,000 common shares pursuant to the settlement of US$394,000 convertible debt, the shares were fair valued at $270,875.
f)	On May 13, 2022, the Company issued 1,000,000 common shares in lieu of consulting fees, the shares were fair valued at $30,000.
g)	On June 30, 2022, the Company issued 250,000 common shares in lieu of consulting fees, the shares were fair valued at $5,000.
h)	On June 30, 2022, the Company issued 13,473,358 common shares pursuant to the Asset Acquisition, the shares were fair valued at $269,467.

During the nine months ended September 30, 2021:
a)	On January 7, 2021, the Company issued 1,975,822 common shares pursuant to the settlement of US$118,549 convertible debt, the shares were fair valued at $316,133.
b)	On January 13, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$220,500 convertible debt, the shares were fair valued at $468,563.
c)	On January 15, 2021, Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
d)	On February 2, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$165,375 convertible debt, the shares were fair valued at $385,875.
e)	On February 17, 2021, the Company issued 1,378,125 common shares pursuant to the settlement of US$82,688 convertible debt, the shares were fair valued at $323,859.
f)	On March 15, 2021, the Company issued 300,000 incentive shares pursuant to the issuance of a convertible note of US$367,500.
g)	On May 20, 2021, the Company issued 5,053,125 common shares pursuant to the settlement of US$303,188 convertible debt, the shares were fair valued at $682,172.
h)	On June 2, 2021, the Company issued 833,333 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at $91,667.
i)
On September 15, 2021, the Company issued 13,777,778 common shares as part of the Trucking Acquisition, the shares were fair valued at $1,611,020. The Company also issued 500,000 incentive shares pursuant to the issuance of a convertible note.

j)	On September 22, 2021, the Company issued 2,670,925 common shares pursuant to the settlement of US $184,000 convertible debt, the shares were fair valued at $280,447
k)	On September 30, 2021, the Company issued 13,000,000 common shares in lieu of fees to directors and officers of the Company, the shares were fair valued at $1,430,000.
l)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,550.
m)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

Stock Options

The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
The following is a summary of the Company’s stock option activity:

	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2020	9,800,000	0.15
Granted	2,500,000	0.14
Exercised	(100,000)	0.09
Cancelled	(1,025,000)	0.16

Balance, December 31, 2021	11,175,000	0.15
Granted	1,500,000	0.05

Balance, September 30, 2022	12,675,000	0.14

Pursuant to the exercise of stock options the Company reallocated $nil (2021 - $6,965) of contributed surplus to share capital.

As at September 30, 2022 the following options were outstanding and exercisable:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding
November 17, 2022	0.16	0.13	150,000
November 28, 2022	0.18	0.16	550,000
January 21, 2023	0.32	0.31	450,000
May 1, 2023	0.24	0.58	500,000
August 15, 2023	0.21	0.87	300,000
August 31, 2023	0.27	0.92	200,000
November 22, 2023	0.26	1.15	100,000
December 13, 2023	0.25	1.20	750,000
May 2, 2024	0.27	1.59	150,000
May 17, 2024	0.245	1.66	200,000
June 17, 2024	0.245	1.72	300,000
May 6, 2025	0.09	2.67	2,475,000
June 1, 2025	0.14	2.60	250,000
July 22, 2025	0.09	2.81	200,000
November 12, 2025	0.075	3.12	2,100,000
January 22, 2026	0.145	3.32	2,000,000
June 2, 2026	0.12	3.67	500,000
May 6, 2027	0.05	4.60	1,500,000
			12,675,000

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
Warrants

The following is a summary of the Company’s warrant activity:

	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2020	1,884,477	0.15
Exercised	(657,000)	0.15
Expired	(1,227,477)	0.15

Balance, December 31, 2021 and September 30, 2022	-	0.15

10.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022 $	2021 $	2022 $	2021 $
Management fees	129,596	1,492,536	578,291	1,745,195
Salaries and wages	18,750	19,688	56,250	59,063
Share-based compensation	-	-	-	231,016
	148,346	1,512,224	634,541	2,035,274

Included in accounts payable as at September 30, 2022 is $423,982 (December 31, 2021 - $112,128) owing to related parties. These amounts are non-interest bearing, unsecured and due on demand.

11.	SEGMENTED INFORMATION

As at September 30, 2022, the Company had one reportable segment, being last-mile delivery service and logistics solutions, and had operations in two geographical areas: Canada and the USA.

Geographic Segments

	Three months ended September 30,				Nine months ended September 30,
	2022		2021		2022		2021
	$		$		$		$
Net gain (loss)
Canada		(707,697)		(2,182,417)		(1,831,329)		(4,029,455)
USA		(484,892)		-		(1,159,123)		-
		(1,192,589)		(2,182,417)		(2,990,452)		(4,029,455)

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
	September 30, 2022		December 31, 2022
	$		$
Assets
Canada		648,307		1,342,697
USA		4,579,622		4,146,629
		5,227,929		5,489,326

12.	FINANCIAL INSTRUMENTS

Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies during the nine months ended September 30, 2022.

Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments. In December 2020, the Company entered into an agreement pursuant to which it received access to a US $5,000,000 equity line of credit for a period of three years. As at September 30, 2022 the Company has not accessed the equity line of credit.

Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.

Capital Management
The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2022

13.	LEASE OBLIGATIONS

The Company’s lease obligations at September 30, 2022 and December 31, 2021 and the changes for the periods then ended are as follows:

	$
Balance, December 31, 2020		212,903
Lease additions		619,678
Lease credit		(4,385)
Interest expense		22,666
Payments		(287,532)
Balance, December 31, 2021		563,330
Interest expense		33,660
Payments		(159,734)
Balance, September 30, 2022		437,256

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
The Company’s future minimum lease payments under the lease obligations as at September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022 $	December 31, 2021 $

Less than 1 year	167,830	166,878
1-5 years	341,100	467,025
5 + years	-	-
Total minimum lease payments	508,930	633,903
Less: Imputed Interest	(71,674)	(70,573)
Total lease obligations	437,256	563,330
Current portion of lease obligations	(134,331)	(158,409)
Non-current portion of lease obligations	302,925	404,921

14.	CONVERTIBLE PROMISSORY NOTE

During the year ended December 31, 2021, and 2020, the Company entered into multiple US dollar denominated convertible note agreements, with each convertible note containing a guaranteed interest rate between 5% and 10%, a 5% original issue discount on the principal of the convertible note, incentive common shares of the Company and the right to convert at a fixed price of US $0.06 to US $0.08 per share. As the convertible note and embedded conversion feature are denominated in US dollars and the Company has a Canadian dollar functional currency, they are within the scope of IAS 32 – Financial Instruments: Presentation, the value of the conversion feature is subject to changes in value based on the prevailing market price, resulting in a derivative liability. On initial recognition, the Company used the residual value method to allocate the principal amount of the convertible note between the derivative liability and host debt components. The derivative liability was valued first using the Black Scholes option pricing model and the residual was allocated to the host debt component. As the fair value of the debt, when discounted using the Company’s discount rate of 11.31% was greater than the total consideration received, the incentive shares were allocated a value of $nil.

The derivative liability is remeasured at fair value through profit or loss at each reporting period using the Black-Scholes pricing model using the following assumptions:

December 31, 2021

Risk-free interest rate	0.12%
Estimated life	0.5 - 0.75 years
Expected volatility	97%-140%
Expected dividend yield	0.00%

The convertible notes issued are as follows:

On April 13, 2021, the Company issued a convertible note for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%. On December 7, 2021 and December 29, 2021, the Company issued 417,196 and 2,500,000 common shares to settle US $116,500 of the loan, the shares were fair valued at $31,290 and $137,500 respectively. During the nine months ended September 30, 2022, the derivative was revalued at $nil and a gain on fair value of derivative liability of $66,928 was recorded. The remainder of the convertible note was settled pursuant to the issuance of 6,045,325 common shares fair valued at $302,500. The Company recorded a gain on settlement of $19,005.

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
On May 27, 2021, the Company issued a convertible note for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matured on November 23, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%. During the nine months ended September 30, 2022, the derivative was fair valued at $nil and the Company recorded a gain on derivative liability of $94,980. The remainder of the convertible note was settled pursuant to the issuance of 8,957,800 common shares fair valued at $408,763, the Company recorded a gain on debt settlement of $47,503.

On closing of the Trucking Acquisition, the Company issued a convertible note with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at December 31, 2021, the first tranche of US $735,000 and the second tranche of US $672,000 had been funded and 1,000,000 common shares were issued to the noteholder, valued at $nil.

The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $35,000. The note matured on March 14, 2022, and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%. During the period ended September 30, 2022, the Company fair valued the derivative liability at $nil and recorded a gain on fair value of derivative liability of $11,534. The Company settled $456,265 of the loan pursuant to the issuance of 10,309,375 common shares fair valued at $289,550 and recorded a gain on debt settlement of $206,740. As at September 30, 2022, the outstanding balance of the convertible note is $544,194.

The second tranche had a guaranteed interest rate of 8% and an original issue discount for US $32,000. The note matures on May 23, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $140,643 and the loan was fair valued at $670,204. The loan is amortized to maturity using an effective interest rate of 25.55%. As at September 30, 2022, the derivative was fair valued at $nil and the Company recorded a gain on fair value of derivative liability of $33,285.  As at September 30, 2022, the outstanding balance of the convertible note was $967,022.

ParcelPal Logistics Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2022 and 2021
(Unaudited - expressed in Canadian Dollars)
The changes in the fair value of the derivative and loan balances were as follows:

	Convertible Debt $	Derivative Liability $

Balance, December 31, 2020	766,070	794,631
Additions	2,653,829	503,848
Interest expense	198,092	-
Accretion	552,151	-
Change in fair value of derivative liability	-	112,387
Conversion of convertible debt	(1,766,066)	(1,204,140)
Foreign exchange on loan	25,151	-

Balance, December 31, 2021	2,429,227	206,726
Interest expense	88,778	-
Accretion	200,497	-
Change in fair value of derivative liability	-	(206,726)
Conversion of convertible debt	(1,274,060)	-
Foreign exchange on loan	66,774	-
Balance, September 30, 2022	1,511,216	-

15.	COST OF SALES

For the nine months ended September 30, 2022 and 2021 cost of sales consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022 $	2021 $	2022 $	2021 $
Amortization	47,335	89,100	143,265	242,770
Fuel	69,769	134	96,631	112,091
Short term vehicle rentals	276,961	-	1,045,760	-
Salaries and wages	1,912,966	1,438,825	5,201,207	3,512,075
	2,307,031	1,528,059	6,486,863	3,866,936